

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

July 19, 2007

Mr. R. James Brown, C.A.
Vice President and Chief Financial Officer
Fording Canadian Coal Trust
Suite 1000, 205 – 9th Avenue SE
Calgary, Alberta CANADA T2G 0R3

      Re: **Fording Canadian Coal Trust**
              Form 40-F for Fiscal Year Ended December 31, 2006
              Filed March 8, 2007
              File No. 1- 15230

Dear Mr. Brown:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  April Sifford
                  Branch Chief